EXHIBIT 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) provides information for the year ended December 31, 2009, and up to and including March 24, 2010.  This MD&A should be read together with our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2009 (the “consolidated financial statements”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).  Except where otherwise specifically indicated, all amounts in this MD&A are expressed in United States dollars.

We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  You should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

Additional information related to Sierra Wireless, Inc., including our consolidated financial statements and our Annual Information Form, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Overview

We provide leading edge wireless solutions for the mobile computing and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our acquisition of Wavecom S.A. (“Wavecom”) on February 27, 2009 enhances our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications. The acquisition of Wavecom also enhances our capabilities in key markets as they provide us with proven development tools and an innovative services platform for delivering device management and application services.  Our consolidated results include Wavecom’s results for the period from February 27, 2009 to December 31, 2009.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, growing strategic focus on mobile broadband and M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our mobile computing products are used by businesses, consumers and government organizations to enable mobile broadband access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate and consumer applications.

Our expanded line-up of embedded wireless solutions is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, energy, security, transaction processing, industrial control and monitoring and fleet management.

Our rugged mobile and M2M gateway solutions are used primarily in the public safety, energy, industrial, fleet management and transaction processing markets.  We believe the mobile and M2M gateway markets we serve offer attractive opportunities for long term profitable growth.

We sell our products primarily through indirect channels including wireless operators, OEMs, distributors and value added resellers.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand and diversify our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

Prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and 2 positions to be phased out in the second quarter of 2010.

On January 29, 2009, also prior to the acquisition of Wavecom, Sierra Wireless implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of approximately 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which includes $0.5 million of stock-based compensation expense.

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location have been transitioned primarily to the Sierra Wireless location in Carlsbad, California.  The cost reduction initiatives in the U.S. and France are expected to be substantially completed by the first quarter of 2010.  For the year ended December 31, 2009, restructuring costs related to the closure of the Research Triangle Park location and additional cost reduction initiatives implemented during the second half of 2009 were $19.0 million.  Included in restructuring costs is $0.4 million of stock-based compensation expense.

During the second quarter of 2008, we received regulatory approval allowing us to purchase up to 1,567,378 of our common shares (approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange (“TSX”) and the Nasdaq.  On May 25, 2009, we had purchased and cancelled 407,700 shares under the Bid.  On May 25, 2009, the Bid terminated.

Key factors that we expect will affect our revenue in the near term are general economic conditions in the markets we serve, our ability to successfully complete the integration of the Wavecom acquisition, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q1 2010 revenue will increase moderately relative to Q4 2009.  Specific product and business development initiatives include:

AirCard® Mobile Broadband Devices

Our AirCard product family includes our AirCard branded PC cards and USB modems.  In 2009, sales of our AirCard products decreased 28% to $295.0 million, compared to $408.8 million in 2008 due primarily to timing of product transitions in our key channels, lower selling prices and reduced sell through.

Our AirCards plug into the PC card, ExpressCard or USB ports of notebook and desktop computers, as well as other products such as network routers.  Our AirCard products support EV-DO and HSPA technologies and are sold to wireless operators around the world.  During 2009, we continued to have a strong position with shipments of our HSPA AirCards to AT&T and Telstra and with shipments of our EV-DO Rev A AirCards to Sprint.

During 2009, we began shipping several new HSPA USB modems including our Compass 889 HSPA USB modem to CSL Limited, our AirCard USB 306/307 to Telstra and CSL Limited, the world’s first mobile broadband modems for HSPA+ networks, our AirCard USB 308/309 modems to Telstra, our second generation products for the HSPA+ networks, and our AirCard USB 301/302 modems for HSPA networks that combine a new design and streamlined feature set for the value-driven consumer market.  In the fourth quarter of 2009, we began commercially shipping the AT&T USB Connect Lightning, also known as the Sierra Wireless USB 305 for HSPA networks, to AT&T.  The USB Connect Lightning, with download speeds of up to 7.2 Mbps, has an innovative lighted design with a swivel hinge for flexible use in horizontally or vertically oriented USB ports.

Our AirCard USB 598 modem for EV-DO Rev A networks was launched with Telus during 2009, which is the first CDMA operator using our TRU-Update feature, a managed service providing automatic firmware, driver and application updates.

We also began shipping two new ExpressCards, including our AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots and our AirCard 503, the world’s first 2-in-1 ExpressCard with PC Card adapter for HSPA+ networks.

In addition, our AirCard 402, Compass 885 and USB598 modems passed Microsoft Corp. certification tests for compatibility and reliability with Windows 7 mobile broadband and have been officially designated as “Compatible with Windows 7”.

We also made strong progress on the development of Overdrive, a highly differentiated device in the mobile hotspot segment.  Overdrive is the first mobile hotspot product to combine 3G (EV-DO RevA) with 4G (WiMax) and Wi-Fi technologies.  Overdrive was launched with Sprint in January 2010.

Notwithstanding our lower AirCard revenue for 2009 compared to 2008, we believe that the market for our AirCard products continues to offer opportunities.  Competition in this market continues to be intense and our future success in this market will depend in part on our ability to continue to differentiate and to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Intelligent Embedded Modules

Our expanded line-up of AirPrime Intelligent Embedded Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, security, transaction processing, fleet management and energy.

In 2009, sales of our embedded module products increased 51% to $181.4 million, compared to $120.2 million in 2008, primarily as a result of our acquisition of Wavecom products.  Of the $181.4 million, approximately $174.0 million was from sales to M2M OEMs and $7.4 million was from sales to PC OEMs.

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  In 2009, we continued to secure design wins in key segments, including consumer electronics, payment, security and mobile computing.  One of our modules is embedded inside the recently introduced Barnes & Noble “nook” ebook reader.  In the fourth quarter of 2009, Vodacom, a South African cellular network, along with Tracker, a South African vehicle tracking company, introduced a next generation SIM card for vehicle tracking, based on our inSIM technology.  The inSIM component embeds the SIM function into our wireless CPU at the component level, eliminating the use of the traditional plastic SIM card.  We are collaborating with MobiPower in the development of stolen-vehicle recovery and asset protection solutions based on our wireless microprocessor platform.  In addition, two of our OEM partners, Outpost Central and Radiocrafts AS, introduced new smart metering solutions based on our Fastrack Supreme platform.  In the second quarter of 2009, we announced that our Q26 Elite Wireless CPU passed all FCC and CDG 1 & 2 testing and is Safe for Network on the Verizon Wireless, Sprint and Aeris networks.  The Q26 Elite is ruggedized for extreme environmental conditions and supports GPS, which makes it suitable for fleet management and tracking applications.  We are also collaborating with Meta System Spa to provide a platform for automotive telematics, with a focus on emergency calls, stolen vehicle tracking, remote diagnostics and fleet management.  In addition, with Meta System Spa, we are also developing an optimized telematics on-board unit for the insurance market.  During the second quarter of 2009, we commenced commercial volume shipments of a customized wireless communication module to Denso, a leading supplier of automotive electronics to Japanese and global auto manufacturers.  We believe the long-term growth and profitability prospects in the embedded M2M markets are strong.  We plan to continue to invest to expand our leadership position in this market.

Competition in the PC OEM market intensified during 2008 with the entry of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had previous design wins.  As expected, this increased competition continued to put pressure on our revenue from PC OEMs during 2009.  However, during the first quarter of 2009, we were awarded our first GOBI design wins with two of our existing PC OEM customers.  Since then, we have been awarded additional GOBI design wins with notebook and netbook manufacturers.  We believe that these new design wins will enable us to grow our revenue from PC OEM customers in subsequent quarters.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

During the fourth quarter of 2009, we began shipping our MC8795V embedded module for HSPA networks, which offers quad band frequency support, enabling customers to expand their product offering into new geographical markets as well as data speeds with up to 7.2 Mbps on the downlink and 5.76 Mbps on the uplink. In the second quarter of 2009, we introduced our new MC5728V embedded module for EV-DO Rev A networks, that provides added flexibility to OEMs integrating mobile broadband connectivity into a variety of devices, including networking equipment and industrial handheld devices.  The MC5728V is the first EV-DO product with our TRU-Flow data traffic management technology that optimizes overall upload and download modem performance, even with a VPN.

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We believe that there are strong profitable growth prospects for our AirLink intelligent gateway solutions and intend to capture these opportunities through segment, product line and geographical expansion.

In 2009, revenue from AirLink intelligent gateway solutions increased to $41.0 million from $30.8 million in 2008 primarily as a result of our acquisition of Wavecom products.

During the fourth quarter of 2009, our Helix RT 3G router was approved to run on the Verizon Wireless network through their open development program, which provides customers with the option to use wireless devices that Verizon does not offer directly.  During the third quarter of 2009, we signed a Memorandum of Understanding (“MOU”) with T-Mobile to deliver joint solution offerings for the M2M market.  The areas of co-operation identified by the MOU are product development, marketing, sales and deployment of M2M solutions and related services.  The co-operation initiatives target the European market, with an initial focus on Germany.  We also signed an agreement with Netcomm to distribute our AirLink range of in-vehicle and M2M devices in Australia and New Zealand.  We introduced ACEnet Services, the latest enhancement in our suite of ACEware web-based device management platforms.  Using a software-as-a-service (“SaaS”) model, ACEnet Services offers customers a secure hosted platform to comprehensively configure, control and manage their entire deployment of AirLink devices using a standard web browser.  In the near future, we expect that ACEnet will be integrated with our AirVantage services platform and will become part of our comprehensive suite of hosted services and solutions for M2M.  During the third quarter of 2009, we received technical approvals for our Raven XE Gateway on Sprint, our MP 890 in-vehicle Gateway on AT&T and shipped the first commercial units of our Helix RT 3G Router.  During the second quarter of 2009, we announced that our ALEOS embedded software platform will be available on our MP line of rugged in-vehicle mobile routers.  The addition of ALEOS to our MP product line simplifies device management and support.

AirVantage™ Services Platform and Solutions

In the third quarter, we reorganized and integrated Anyware Technologies, the software and services company that Wavecom acquired in 2008.  These changes included selling Anyware’s Open Source consulting business to a group of employees, integrating the remaining team members into Sierra Wireless and forming our AirVantage solutions and services business unit. We believe these changes will help us focus on delivering end to end solutions for the M2M market and to drive collaboration with our other lines of business.

Our new business unit provides solutions and services that allow system integrators, key accounts and telecom operators to roll out complete M2M solutions for managing remote equipment and assets.  The solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our services platform is scalable, secure and compatible with the majority of wireless equipment available on the market.

During the third quarter of 2009, we signed a contract with PSA Peugeot Citroen Group, a leader in advanced automotive technology, who will use our AirVantage services platform for the remote monitoring and software upgrade of future generations of cars equipped with our telematics technology.  During the fourth quarter of 2009 we entered into an agreement with ORBCOMM Inc. to integrate the innovative capabilities of our AirVantage services platform within ORBCOMM’s web services portal to enable customers to control their M2M services, devices and communications.  We announced our collaboration with Atos Worldline, which brings Atos Origin’s core expertise in hi-tech transactional services, to provide a comprehensive, expandable and secure M2M services platform, along with significant processing and hosting capacity, to simplify and accelerate the large scale deployment of end-to-end solutions in Europe. We also announced a new major release of M2M Studio, a fully integrated environment for the development of embedded M2M software, enabling developers to create, develop, compile, download, debug and test their applications.

Selected Annual Information

Years ended December 31,	2007	2008	2009

Revenue	$439,903	$567,308	$526,384
Net earnings (loss)	32,459	62,583	(39,899)
Basic earnings (loss) per share	1.17	2.00	(1.29)
Diluted earnings (loss) per share	1.16	2.00	(1.29)
Total assets	385,021	462,386	484,519
Total long term liabilities	6,919	15,105	36,105

See discussion under “Results of Operations” for factors that have caused period to period variations.

Results of Operations

The following table sets forth our operating results for the three years ended December 31, 2009, expressed as a percentage of revenue:

Years ended December 31,	2007	2008	2009

Revenue	100.0%	100.0%	100.0%
Cost of goods sold	72.0	72.4	67.2
Gross margin	28.0	27.6	32.8
Expenses
Sales and marketing	5.0	5.8	10.0
Research and development	9.8	9.5	15.4
Administration	3.5	3.6	6.3
Acquisition costs	—	—	1.5
Restructuring costs	—	—	3.9
Integration costs	—	—	0.7
Amortization	0.9	0.8	2.2
	19.2	19.7	40.0
Earnings (loss) from operations	8.8	7.9	(7.2)

Foreign exchange gain (loss)	(0.1)	1.0	0.2
Other income (expense)	1.2	3.6	(0.8)
Earnings (loss) before income taxes	9.9	12.5	(7.8)

Income tax expense	2.5	1.5	—
Net earnings (loss) before non-controlling interest	7.4	11.0	(7.8)
Less: Non-controlling interest	—	—	(0.2)
Net earnings (loss)	7.4%	11.0%	(7.6)%

Our revenue by product, by distribution channel and by geographical region is as follows:

Years ended December 31,	2007	2008	2009

Revenue by product
AirCard Mobile Broadband Devices	71%	73%	56%
AirPrime Intelligent Embedded Modules	21	21	34
AirLink Intelligent Gateways and Routers	6	5	8
Other	2	1	2
	100%	100%	100%

Revenue by distribution channel
Wireless carriers	60%	61%	46%
Resellers	20	19	29
M2M OEM	8	8	23
PC OEM	12	12	1
Direct and other	—	—	1
	100%	100%	100%

Revenue by geographical region
Americas	69%	70%	59%
Europe, Middle East and Africa (“EMEA”)	12	9	17
Asia-Pacific	19	21	24
	100%	100%	100%

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.  We refer to gross margin, earnings (loss) from operations, net earnings (loss) and diluted earnings (loss) per share adjusted for specific items that affect comparability as non-GAAP gross margin, non-GAAP earnings (loss) from operations, non-GAAP net earnings (loss) and non-GAAP diluted earnings (loss) per share, respectively.  We disclose non-GAAP amounts as we believe that these measures provide better information on actual operating results and assist in comparisons from one period to another.

Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of the non-GAAP financial measures for the years ended December 31, 2009 and 2008 to our U.S. GAAP results:

	2009			2008
(in millions of U.S. dollars)	Sierra Non-GAAP	Wavecom Non-GAAP	Consolidated Non-GAAP	Consolidated Non-GAAP

Revenue — GAAP and Non-GAAP	$406.8	$119.6	$526.4	$567.3

Gross margin — GAAP	$125.9	$46.5	$172.4	$156.7
Stock-based compensation	0.6	—	0.6	0.5
Gross margin — Non-GAAP	$126.5	$46.5	$173.0	$157.2

Earnings (loss) from operations — GAAP	$7.7	$(45.4)	$(37.7)	$44.6
Stock-based compensation	7.3	0.8	8.1	6.4
Transaction costs	7.8	—	7.8	0.7
Restructuring and other costs	1.6	18.4	20.0	—
Integration costs	3.2	0.6	3.8	—
Acquisition related amortization	2.3	9.5	11.8	3.2
Earnings (loss) from operations — Non-GAAP	$29.9	$(16.1)	$13.8	$54.9

Net earnings (loss) — GAAP			$(39.9)	$62.6
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax			50.3	7.2
Unrealized foreign exchange gain			(2.6)	(18.4)
Interest expense			4.4	—
Non-controlling interest			(0.9)	—
Tax impact related to net change in tax assets			0.5	(6.5)
Net earnings — Non-GAAP			$11.8	$44.9

Diluted earnings (loss) per share — GAAP			$(1.29)	$2.00
Diluted earnings per share — Non-GAAP			$0.38	$1.43

Results of Operations — Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Revenue amounted to $526.4 million for the year ended December 31, 2009, compared to $567.3 million in the same period of 2008, a decrease of 7%.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of embedded modules to PC OEM customers, partially offset by an increase in revenue from the Wavecom acquisition.  Our revenue for the year ended December 31, 2009 included Wavecom revenue of $119.6 million for the period from February 27, 2009 until December 31, 2009.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 59%, 17% and 24%, respectively, of our total revenue in 2009, compared to 70%, 9% and 21%, respectively, of our total revenue in 2008.  Our business in North America decreased by 21% compared to 2008 due primarily to a decrease in sales of our AirCards and embedded modules.  Our business in EMEA increased by 72% compared to 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards and embedded modules.  Our business in the Asia-Pacific region increased 6% compared to 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of embedded modules to PC OEM customers and AirCards.

In 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 40% of our revenue.  In 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q1 2010 revenue will increase moderately compared to Q4 2009.

Gross margin

Gross margin amounted to $172.5 million for the year ended December 31, 2009, or 32.8% of revenue, compared to $156.7 million, or 27.6% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.6 million of stock-based compensation expense in 2009, compared to $0.5 million in 2008.

During the first quarter of 2010, we expect that our gross margin percentage will remain above 30%, but may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Sales and marketing

Sales and marketing expenses were $52.8 million for the year ended December 31, 2009, compared to $32.7 million in the same period of 2008, an increase of 62%.  The increase in sales and marketing costs is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in expenses due to an increased focus on cost management, including the impact of restructuring programs.  Sales and marketing expenses included $1.6 million of stock-based compensation expense in 2009, compared to $1.5 million in 2008.  Sales and marketing expenses as a percentage of revenue increased to 10.0% in the year ended December 31, 2009, compared to 5.8% in the same period of 2008, primarily due to the addition of costs from the Wavecom acquisition as well as the decrease in revenue.

Research and development

Research and development expenses amounted to $80.8 million for the year ended December 31, 2009, compared to $54.1 million in the same period of 2008, an increase of 50%.  The increase is due primarily to the addition of staff and costs from the Wavecom acquisition, partially offset by a reduction in accruals for government research and development funding repayments.

During 2009, we finalized our obligations with respect to our conditionally repayable research and development funding agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”).  Under the terms of the original agreement, royalty repayments, based on a percentage of annual sales in excess of certain minimum amounts, would be calculated over the period from April 2003 to December 2011.  If royalty repayments were less than Cdn $16.5 million by December 2011, repayments would have continued subsequent to December 2011 until the earlier of when this amount was reached or December 2014.  In March 2009, we signed an amended agreement under which we will pay a total of Cdn $2.5 million, with payments due on March 1 for each of the next five years beginning March 1, 2009, in full and final satisfaction of all amounts owing, or to be owed, to TPC under this agreement.  We had previously accrued payments under the original agreement and as a result of the amended agreement we have reversed accruals recorded in research and development expense totaling $0.8 million during 2009.

Included in research and development expenses was $1.4 million of stock-based compensation expense in 2009, compared to $1.2 million in 2008.

Research and development expenses, excluding government research and development funding repayments and reversal of accruals, were $82.9 million, or 15.7% of revenue for the year ended December 31, 2009, compared to $48.3 million, or 8.5% of revenue in the same period of 2008.

Administration

Administration expenses amounted to $33.0 million, or 6.3% of revenue, for the year ended December 31, 2009, compared to $20.6 million, or 3.6% of revenue, in the same period of 2008.  The increase in administration costs is primarily due to the addition of staff and costs from the Wavecom acquisition as well as increased legal fees (see disclosure under “Legal proceedings”).  Included in administration expenses was $3.6 million of stock-based compensation expense in 2009, compared to $3.1 million in 2008.

Acquisition costs

Acquisition costs were $7.8 million for the year ended December 31, 2009, compared to nil in the same period of 2008.  The acquisition costs were related to the acquisition of Wavecom.

Restructuring costs

During the second quarter of 2009, as part of the Wavecom cost reduction initiatives announced prior to our acquisition of Wavecom, the staff reduction program in France was implemented.  A total of 77 positions were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and 2 positions to be phased out in the second quarter of 2010.  On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed during the fourth quarter of 2009. For the year ended December 31, 2009, restructuring costs related to the closure of the Research Triangle Park location and additional cost reduction initiatives were $19.0 million.  Included in this restructuring cost is $0.4 million of stock-based compensation expense.

In the first quarter of 2009, we completed an expense reduction program that included the elimination of approximately 56 positions.  As a result, restructuring costs, comprised primarily of severance costs and stock-based compensation expense, amounted to $1.6 million and included $0.5 million of stock-based compensation expense.

For the year ended December 31, 2009, restructuring costs related to these two programs were $20.6 million, compared to nil in the same period of 2008.

Integration costs

In 2009, integration costs related to the acquisition of Wavecom were $3.9 million, compared to nil in 2008.  Integration costs included the cost of employees retained for integration activities, related travel expenses and consulting fees.

Foreign exchange gain (loss)

Our foreign exchange gain was $1.3 million in the year ended December 31, 2009, compared to a foreign exchange gain of $20.6 million in 2008. Our foreign exchange gain for 2009 includes a net foreign exchange gain of $19.5 million on an intercompany balance that the parent company has with its self-sustaining foreign operations that arose as a result of the Wavecom acquisition, partially offset by a realized foreign exchange loss of $15.7 million on Euros that had been held for the Wavecom transaction.  Our foreign exchange gain for 2008 includes an unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction.

Other income (expense)

Other expense, which includes interest expense and interest income, was $4.4 million in the year ended December 31, 2009, compared to other income of $5.6 million in the same period of 2008.  Other expense in 2009 includes $4.1 million of financing costs and $0.9 million of interest expense, of which $0.7 million related to the credit facilities that were set up in connection with the Wavecom acquisition, compared to nil for 2008.  Interest income decreased to $0.6 million in 2009, from $5.6 million in 2008 due to a decrease in our cash and short-term investment balances that were used to fund the Wavecom acquisition, as well as a decline in interest rates.

Income tax expense

Income tax expense was $0.3 million for the year ended December 31, 2009, compared to $8.2 million in the same period of 2008 due primarily to a reduction in taxable income.

Non-controlling interest

The non-controlling interest in the year ended December 31, 2009 was $1.3 million, compared to nil in the same period of 2008.  The non-controlling interest represents the non-controlling interest in Wavecom’s loss that results from the shares held by Wavecom employees under their long-term incentive plan.  The shares have vested, but are subject to a hold period for tax purposes.  We have entered into a put/call agreement with these employees to purchase back the shares at €8.50 per share upon expiry of the tax hold period.  Until that time, the shares are considered the non-controlling interest.

Net earnings (loss)

Our net loss amounted to $39.9 million, or loss per share of $1.29, for the year ended December 31, 2009, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00, in the same period of 2008.  Included in net earnings (loss) was $8.1 million of stock-based compensation expense in 2009, compared to $6.4 million in the same period of 2008.

The weighted average diluted number of shares outstanding decreased to 31.0 million for the year ended December 31, 2009, compared to 31.3 million in 2008 because some securities, such as stock options, that are dilutive are not included in the total when we are in a loss position.  In addition, under the Bid, we purchased and cancelled shares during the third quarter of 2008 which reduced the weighted average diluted number of shares outstanding.  The number of shares outstanding at December 31, 2009 and December 31, 2008 was 31.0 million.

Results of Operations — Three Months Ended December 31, 2009 Compared to Three Months Ended December 31, 2008

Revenue

Revenue amounted to $144.0 million for the three months ended December 31, 2009, compared to $132.9 million in the same period of 2008.  The increase in revenue was primarily a result of the inclusion of revenue from the Wavecom acquisition, partially offset by a decrease in sales of AirCard products and sales of embedded modules to PC OEM customers.  Our fourth quarter revenue included Wavecom revenue of $42.1 million.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 52%, 15% and 33%, respectively, of our total revenue in the fourth quarter of 2009, compared to 75%, 8% and 17%, respectively, in the same period of 2008.  Our business in North America decreased by 24% compared to the fourth quarter of 2008 due primarily to a decrease in sales of our AirCards.  Our business in EMEA increased by 104% compared to the fourth quarter of 2008 due primarily to the increase in revenue from the Wavecom acquisition, partially offset by a decrease in sales of our AirCards.  Our business in the Asia-Pacific region increased 106% compared to the fourth quarter of 2008 due primarily to an increase in revenue from the Wavecom acquisition and sales of our embedded modules.

In the fourth quarter of 2009, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 28% of our revenue.  In the fourth quarter of 2008, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 57% of our revenue.

Gross margin

Gross margin amounted to $47.4 million for the three months ended December 31, 2009, or 32.9% of revenue, compared to $36.4 million, or 27.4% of revenue, in the same period of 2008.  The increase in gross margin percentage resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Gross margin included $0.1 million of stock-based compensation expense in each of the fourth quarters of 2009 and 2008.

During the first quarter of 2010, we expect that our gross margin percentage will remain above 30%, but may fluctuate from quarter to quarter depending on product mix, competitive selling prices and our ability to reduce product costs.

Operating expenses

Operating expenses were $48.5 million in the fourth quarter of 2009, compared to $27.4 million in the same period of 2008.  This increase reflects the addition of staff and costs from the Wavecom acquisition, significant research and development investment being made to develop new products and the sales and marketing costs associated with the launch of these products and expansion of sales channels.  $1.5 million of stock-based compensation expense was included the fourth quarter of 2009, compared to $1.4 million in the same period of 2008.

Operating expenses for the fourth quarter of 2009 included the reversal of purchase price amortization of $3.7 million, resulting from the adjustment of our estimate of the purchase price allocation to the actual allocation based on the third party valuation, compared to $0.6 million in 2008.  In addition, our fourth quarter of 2009 results also include acquisition costs of $0.1 million, restructuring costs of $4.7 million and integration costs of $1.3 million, compared to nil in the same period of 2008.  All of these costs were related to the acquisition of Wavecom which was completed on February 27, 2009.

Net earnings (loss)

Our net loss was $2.7 million in the fourth quarter of 2009, or loss per share of $0.09, compared to net earnings of $34.7 million, or diluted earnings per share of $1.12 in 2008.  Our net loss for the fourth quarter of 2009 included an unrealized foreign exchange gain of $0.8 million on intercompany balances that the parent company has with its self-sustaining foreign operations and a reduction in our valuation allowance of $0.5 million that reduced our income tax expense.  Net earnings for the fourth quarter of 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, an after-tax gain of $0.4 million on sale of bonds that were liquidated for the Wavecom transaction and a reduction in our valuation allowance of $6.5 million that reduced our income tax expense. Included in net earnings (loss) was $1.7 million of stock-based compensation expense in the fourth quarter of 2009, compared to $1.5 million in the same period of 2008.

Results of Operations — Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

Revenue amounted to a record $567.3 million for the year ended December 31, 2008, compared to $439.9 million in the same period of 2007, an increase of 29%.  The increase in revenue was primarily a result of an increase in sales of our HSPA and EV-DO Rev A USB modems and embedded modules, as well as a full year of revenue contribution from our AirLink acquisition.

Our revenue from customers in the Americas, EMEA and the Asia-Pacific region comprised 70%, 9% and 21%, respectively, of our total revenue in 2008, compared to 69%, 12% and 19%, respectively, in 2007.  Our North American business increased by 31% compared to 2007 primarily as a result of an increase in sales of our HSPA and EV-DO Rev A USB modems and embedded modules.  In EMEA, revenue decreased by 5% compared to 2007, primarily as a result of decreased sales of our HSPA USB modems.  Our business in the Asia-Pacific region increased 42% compared to 2007 due primarily to an increase in sales of our HSPA PC adapters and embedded modules.

In 2008, AT&T and Sprint each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In 2007, these same two customers each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 44% of our revenue.

Gross margin

Gross margin amounted to $156.7 million for the year ended December 31, 2008, or 27.6% of revenue, compared to $123.1 million, or 28.0% of revenue, in the same period of 2007.  The decrease in gross margin percentage resulted primarily from a higher proportion of sales of our PC adapter products that yield a lower margin than our embedded module and M2M products, partially offset by improved margins in all of our product lines.  Gross margin included $0.6 million of stock-based compensation expense in 2008, compared to $0.5 million in 2007.

Sales and marketing

Sales and marketing expenses were $32.7 million for the year ended December 31, 2008, compared to $22.2 million in the same period of 2007, an increase of 47%.  The increase in sales and marketing costs was due primarily to the costs associated with new product launches and investments in channel expansion.  Sales and marketing expense included $1.5 million of stock-based compensation expense in 2008, compared to $0.9 million in 2007.  Sales and marketing expenses as a percentage of revenue increased to 5.8% in the year ended December 31, 2008, compared to 5.0% in the same period of 2007.

Research and development

Research and development expenses amounted to $54.1 million for the year ended December 31, 2008, compared to $43.0 million in the same period of 2007, an increase of 26%.  The increase was due to the significant investment in new products being developed and launched in both EV-DO and HSPA technologies.  Included in research and development expense was $1.2 million of stock-based compensation expense in 2008, compared to $0.9 million in 2007.

Research and development expenses, excluding government research and development funding repayments, were $48.3 million, or 8.5% of revenue for the year ended December 31, 2008, compared to $38.9 million, or 8.8% of revenue in the same period of 2007.

Administration

Administration expenses amounted to $20.6 million, or 3.6% of revenue, for the year ended December 31, 2008, compared to $15.4 million, or 3.5% of revenue, in the same period of 2007.  The increase in administration costs was primarily due to an increase in costs to support our corporate growth.  Included in administration expense was $3.1 million of stock-based compensation expense in 2008, compared to $2.9 million in 2007.

Other income

Other income was $26.2 million for the year ended December 31, 2008, compared to $4.8 million in the same period of 2007.  Other income included interest income, interest expense and foreign exchange gains and losses.  Other income included a foreign exchange gain of $20.0 million in 2008, which included an unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, compared to a foreign exchange loss of $0.4 million in 2007.  Also included in other income was a $0.6 million gain on the sale of bonds that were liquidated for the Wavecom transaction.

Income tax expense

Income tax expense was $8.2 million for the year ended December 31, 2008, compared to $10.9 million in the same period of 2007.  Excluding the reduction in valuation allowance of $6.5 million in 2008, income tax expense increased as a result of an increase in taxable income.

Net earnings

Net earnings amounted to $62.6 million, or diluted earnings per share of $2.00, for the year ended December 31, 2008, compared to net earnings of $32.5 million, or diluted earnings per share of $1.16, in the same period of 2007.  Net earnings for 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction, an after-tax gain of $0.4 million on sale of bonds that were liquidated for the Wavecom transaction and a reduction in our valuation allowance of $6.5 million that reduced our income tax expense.  Included in net earnings was $6.4 million of stock-based compensation in 2008, compared to $5.2 million in 2007.

The weighted average diluted number of shares outstanding increased to 31.3 million for the year ended December 31, 2008, compared to 28.0 million in 2007.  The increase was primarily due to the issuance of 3.8 million shares in connection with our October 2, 2007 public offering.  During 2008, we purchased and cancelled 407,700 of our common shares under the Bid. The number of shares outstanding at December 31, 2008 was 31.0 million and at December 31, 2007 was 31.3 million.

Acquisition of Wavecom S.A.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and

€31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all ADSs representing Wavecom’s shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

International Financial Reporting Standards (“IFRS”)

The Securities and Exchange Commission (“SEC”) proposed a roadmap for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after December 15, 2014.  The proposed roadmap addresses the basis for considering the mandatory use of IFRS by U.S. issuers.  It then sets forth seven milestones, which, if achieved, could lead to the use of IFRS by U.S. issuers in their filings with the SEC.  In 2011, the SEC will determine whether to proceed with rulemaking to require that U.S. issuers use IFRS beginning in 2014 if it is in the public interest and for the protection of investors to do so.  We will continue to monitor the timing of adoption of IFRS.

Legal Proceedings

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co. (“HP”), Panasonic Corporation (“Panasonic”), General Dynamics Itronix Corporation (“GD”) and Fujitsu America and Fujitsu Japan (“Fujitsu”).  The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July, 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court entered a verdict of patent non-infringement and invalidity. In February, 2010, DNT LLC filed a motion for a new trial or in the alternative for an amended judgment.  While we believe that this motion will be unsuccessful, we intend to vigorously defend the motion.  DNT LLC has indicated its intention to file an appeal from the Court’s verdict.  While we believe that the appeal, if any, will be unsuccessful, we intend to vigorously defend against the appeal.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including HP.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2.0 million for products sold by Wavecom, Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom, Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1.5 million to be determined at trial.  On the other claims, Continental has requested damages in excess of $10,000 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, valuation of goodwill and intangible assets, income taxes, adequacy of warranty reserve, royalty obligations, lease provision, contingencies and stock-based compensation.  We base our estimates on historical experience, anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty.  Actual results may differ from our estimates.  Senior management has discussed with our audit committee the development, selection and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Effective January 1, 2009, we adopted a new policy to account for assets acquired and liabilities assumed in a business combination.  Under this policy, the acquisition method is used to record all identifiable assets, liabilities, non-controlling interests and goodwill acquired at fair value. We have applied this policy to our acquisition of Wavecom.  The adoption of this policy resulted in the expensing of Wavecom acquisition costs of $7.8 million in 2009, of which $2.8 million was deferred at December 31, 2008.  We did not adopt any other new accounting policies or make changes to existing accounting policies that had a material impact on our consolidated financial statements.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless operators and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers.  We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation, upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable. Government research and development arrangements are recognized as a reduction of the related expense when the criteria stipulated under the terms of the agreements have been met and when there is reasonable assurance the funding will be received.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments.  We consider the following factors when determining whether collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, insured amounts, if any, current economic industry trends and changes in customer payment terms.  If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors.  We may also request financial information, including financial statements, to ensure that the customer has the means of making payment.  If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash.  If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown and/or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods.  If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $86.7 million and goodwill of $95.1 million generated primarily from our acquisitions of Wavecom in February 2009, AirLink in May 2007 and AirPrime in August 2003.  Goodwill and intangible assets are assessed for impairment annually, or more often, if an event or circumstance indicates that an impairment loss may have been incurred.

We determined that we had two reporting units as of December 31, 2009.  We assessed the realizability of goodwill related to each of the reporting units during the fourth quarter of 2009 and determined that the fair value exceeded the carrying amount for each reporting unit by a substantial margin.  Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value for each reporting unit with the carrying amount of the goodwill for each reporting unit was not required.  There was no impairment of goodwill during the years ended December 31, 2009 or 2008.

•                  We recognize and measure each tax position related to income tax positions taken or expected to be taken in a tax return.  We have reviewed our tax positions to determine which should be recognized and measured according to the more likely than not threshold requirement.  The tax benefits recognized in the financial statements are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

If the realization of a tax position is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income (loss).

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and management’s estimates.  If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities and other long-term liabilities.  When the agreements are finalized, the estimate will be revised accordingly.

•                  If we are engaged in legal actions, we estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated.  We record our best estimate of a loss when the loss is considered probable.  As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  We recognize stock-based compensation expense for all stock-based compensation awards based on the fair value at grant date. We recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities was $47.7 million for the year ended December 31, 2009, compared to $86.1 million in the same period of 2008.  The source of cash in operating activities in 2009 primarily resulted from our net loss of $41.2 million adjusted for net non-cash items of $64.1 million as well as changes in other operating assets and liabilities of $24.8 million.

Investing Activities

Cash provided by investing activities was $16.1 million in 2009, compared to cash used by investing activities of $99.7 million in 2008.  Cash provided by investing activities was due primarily to a reduction in restricted cash of $175.8 million, offset by cash used for the acquisition of OCEANEs of $104.8 million, the acquisition of Wavecom net assets of $146.7 million, which included cash acquired of $139.8 million, and the acquisition of the remaining non-controlling interest of $19.6 million. In 2008, cash used by investing activities was due primarily to the increase in restricted cash of $173.1 million for the Wavecom acquisition.  We also used cash for expenditures on fixed and intangible assets of $13.3 million and $6.5 million, respectively, for the year ended December 31, 2009, compared to $19.7 million and $3.0 million, respectively, in the same period of 2008.  Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software, while intangible assets were primarily for patents and software licenses.  In 2009, we used cash of $8.8 million to fund purchases of short-term investments, net of proceeds on maturity of short-term investments, compared to net proceeds of $96.1 million from short and long-term investments in 2008.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $9.6 million in the year ended December 31, 2009, compared to $6.8 million in the same period of 2008.  During 2009, we received proceeds from the term loan of $102.7 million which was used to purchase the Wavecom OCEANEs and subsequently repaid the term loan with cash acquired from the acquisition of Wavecom.  In 2009, we also used cash of $4.0 million for financing costs related to the credit facilities that were set up to finance the Wavecom acquisition, compared to nil in 2008.  In addition, in 2009, we used $6.4 million to fund our restricted share unit program and $2.2 million to repay long term obligations, compared to $2.5 million and nil, respectively, in 2008.  During 2009, we received proceeds from the exercise of Wavecom options of $4.1 million, compared to nil in 2008.

As of December 31, 2009, we did not have any off-balance sheet finance or special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures, completion of the purchase of Wavecom and other obligations discussed below.  We believe our cash, cash equivalents and short-term investments of $134.4 million and cash generated from operations will be sufficient to fund our expected working capital requirements for at least the next twelve months based on current business plans.  Our capital expenditures during the first quarter of 2010 are expected to be primarily for research and development equipment, tooling, leasehold improvements, software licenses and patents.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations related to operating leases as of December 31, 2009:

Payments due in fiscal

2010	$10,933
2011	6,513
2012	1,568
2013	1,485
2014	1,457
Thereafter	578
Total	$22,534

As of December 31, 2009, we had tax obligations for uncertain tax positions of $7.8 million.

We have entered into purchase commitments totaling approximately $109.4 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2010 and March 2010.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our common shares by way of the Bid on the TSX and the Nasdaq, representing approximately 5% of the common shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and terminated on May 25, 2009.  As of May 25, 2009, 407,700 common shares had been purchased at open market prices, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value was charged to retained earnings in 2009.

Sources and Uses of Cash

The source of funds for our future capital expenditures and commitments includes cash and short-term investments, accounts receivable, borrowings and cash from operations, as follows:

•                  Net cash and short-term investments amounted to $134.4 million at December 31, 2009, compared to $81.3 million at December 31, 2008, excluding restricted cash of $191.5 million.

•                  Accounts receivable amounted to $86.5 million at December 31, 2009, compared to $67.1 million at December 31, 2008.

•                  We have a credit facility with two Canadian chartered banks as described below.  At December 31, 2009, there were no borrowings under this credit facility.  At December 31, 2008, we had drawn a letter of credit in the amount of €218.0 million issued under the €218.0 million secured term facility.

Credit Facilities

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  No amount was drawn down under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided for a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218.0 million, was to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136.8 million and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218.0 million issued under the Term Facility.  On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of our cash that secured the Term Facility and the letter of credit was reduced from €218.0 million to €22.2 million.   The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80.473 million under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55.0 million, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55.0 million to $10.0 million.  Since December 1, 2008, we have not drawn any amount under the Revolving Facility.

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during November 2008.

Market Risk Disclosure

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar.  We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars.  We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars.

With respect to operations in EMEA and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing.  Our risk associated with currency fluctuations associated with the Euro has increased as a result of our acquisition of Wavecom and cash balances that we hold in Euros.  Wavecom, whose functional currency is Euros, uses derivatives such as foreign currency forward and options contracts to reduce our foreign exchange risk on cash flows from firm and highly probable commitments denominated in U.S. dollars.  All derivatives that were outstanding at December 31, 2009 had maturity dates of less than 12 months.  We believe that the counterparty risk on the foreign currency financial instruments being used is acceptable because we deal with major banks and financial institutions.

Related Party Transactions

During the year ended December 31, 2009, there were no material related party transactions.

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all error and all fraud, if any. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We acquired Wavecom S.A. during 2009 and excluded from our assessment of the effectiveness of our internal control over financial reporting, Wavecom’s internal control over financial reporting associated with total assets of $106.2 million and total revenue of $119.6 million included in our consolidated financial statements as of and for the year ended December 31, 2009.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

Prior to our acquisition of Wavecom, Wavecom maintained effective internal control over financial reporting based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We are evaluating Wavecom’s internal control over financial reporting but are not aware of any changes since the date of acquisition that have materially affected, or are reasonably likely to materially affect, Wavecom’s internal controls over financial reporting.

There have been no changes in Sierra Wireless’ internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2009.  The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  These operating results are not necessarily indicative of results for any future period.  You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

2009

	Quarter Ended				Year
	Mar 31	Jun 30	Sep 30	Dec 31	2009

Revenue	$111,407	$135,348	$135,677	$143,952	$526,384
Cost of goods sold	80,697	88,222	88,436	96,576	353,931
Gross margin	30,710	47,126	47,241	47,376	172,453

Expenses:
Sales and marketing	8,974	15,035	14,244	14,551	52,804
Research and development	15,014	22,923	22,705	20,179	80,821
Administration	6,074	9,769	8,530	8,617	32,990
Acquisition costs	6,522	804	364	95	7,785
Restructuring costs	1,726	8,869	5,332	4,678	20,605
Integration costs	254	936	1,332	1,337	3,859
Amortization	2,420	5,001	4,889	(997)	11,313
	40,984	63,337	57,396	48,460	210,177
Loss from operations	(10,274)	(16,211)	(10,155)	(1,084)	(37,724)
Foreign exchange gain (loss)	(9,923)	10,957	1,981	(1,754)	1,261
Other expense	(4,022)	(10)	(88)	(279)	(4,399)
Loss before income taxes	(24,219)	(5,264)	(8,262)	(3,117)	(40,862)
Income tax expense (recovery)	(267)	1,229	(634)	12	340
Net loss before non-controlling interest	(23,952)	(6,493)	(7,628)	(3,129)	(41,202)
Net loss attributable to non-controlling interest	(287)	(622)	—	(394)	(1,303)
Net loss	$(23,665)	$(5,871)	$(7,628)	$(2,735)	$(39,899)

Loss per share:
Basic	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)
Diluted	$(0.76)	$(0.19)	$(0.25)	$(0.09)	$(1.29)

Weighted average number of shares (in thousands):
Basic	31,032	31,032	31,032	31,042	31,035
Diluted	31,032	31,032	31,032	31,042	31,035

2008

	Quarter Ended				Year
	Mar 31	Jun 30	Sep 30	Dec 31	2008

Revenue	$141,949	$155,698	$136,794	$132,867	$567,308
Cost of goods sold	102,614	112,490	99,025	96,482	410,611
Gross margin	39,335	43,208	37,769	36,385	156,697

Expenses:
Sales and marketing	7,835	7,928	8,717	8,204	32,684
Research and development	13,769	14,063	13,062	13,166	54,060
Administration	5,084	5,601	5,011	4,871	20,567
Amortization	1,281	1,212	1,135	1,186	4,814
	27,969	28,804	27,925	27,427	112,125
Earnings from operations	11,366	14,404	9,844	8,958	44,572
Other income	2,459	1,269	522	21,912	26,162
Earnings before income taxes	13,825	15,673	10,366	30,870	70,734
Income tax expense (recovery)	4,148	4,702	3,110	(3,809)	8,151
Net earnings	$9,677	$10,971	$7,256	$34,679	$62,583

Earnings per share:
Basic	$0.31	$0.35	$0.23	$1.12	$2.00
Diluted	$0.31	$0.35	$0.23	$1.12	$2.00

Weighted average number of shares (in thousands):
Basic	31,341	31,371	31,273	31,032	31,254
Diluted	31,427	31,512	31,324	31,032	31,323

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter.  The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports and MD&A.  Items affecting our results were as follows:

•                  The decrease in revenue and net earnings in the third quarter of 2008 compared to the second quarter of 2008 was primarily a result of missing an expected product launch with a large wireless operator.

•                  The increase in net earnings in the fourth quarter of 2008 compared to the third quarter of 2008 was primarily a result of an unrealized foreign exchange gain of $18.4 million on Euros held in connection with the Wavecom acquisition and a reduction in income tax expense of $6.5 million as a result of reducing our valuation allowance on our current tax assets.

•                  The decrease in net earnings in the first quarter of 2009 compared to the fourth quarter of 2008 was a result of a decrease in revenue due to macro-economic headwinds in key markets and continued intense competition.  In addition, our net loss included Wavecom’s net loss of $3.0 million for the month of March, an unrealized foreign exchange loss of $15.7 million on Euros held in connection with the Wavecom acquisition, Wavecom transaction costs of $10.4 million, restructuring costs of $1.6 million, stock-based compensation of $2.0 million, acquisition related amortization of $2.2 million and integration costs of $0.3 million.

•                  The decrease in our net loss in the second quarter of 2009 compared to the first quarter of 2009 was a result of an increase in gross margin that resulted from product cost reductions and the addition of higher margin products from the acquisition of Wavecom, as well as a decrease in acquisition and financing costs and a foreign exchange gain.  These decreases to our net loss were partially offset by an increase in operating expenses due to the acquisition of Wavecom, restructuring costs and income tax expense.

•                  In the third quarter of 2009, our loss from operations decreased to $10.2 million from $16.2 million in the second quarter of 2009, primarily as a result of a decrease in restructuring and acquisitions costs.  Our operating expenses also decreased due partly to the impact of the restructurings that occurred in May 2009.  Our net loss increased to $7.6 million in the third quarter of 2009, compared to a net loss of $5.9 million in the second quarter of 2009 as a result of a decrease in foreign exchange gain, partially offset by a decrease in income tax expense.

•                  In the fourth quarter of 2009, our loss from operations and net loss decreased to $1.1 million and $2.7 million, respectively, compared to $10.2 million and $7.6 million, respectively, in the third quarter of 2009, primarily as a result of the reversal of purchase price amortization.  During the fourth quarter we received a third party valuation report and revised our estimates of the fair value of the identifiable assets acquired and liabilities assumed which resulted in the adjustment of our purchase price amortization of intangible assets.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”  “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today and that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers and increased competition.  These risk factors and others are discussed below under “Risk Factors” and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Many of these factors are beyond our control.  Consequently, all forward-looking statements in this report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized.  Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

Risk Factors

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. The risks and uncertainties described below are those which we currently believe to be material, and do not represent all of the risks that we face.  Other risks and uncertainties may become material in the future or ones we currently believe to be immaterial may become material in the future.  If any of the following risks actually occurs, our business, financial condition and results of operation could be materially adversely affected as well as the market price of our common shares.

Our quarterly financial results are subject to fluctuations that could affect the market price of our common shares.

Our revenue, gross margin, operating earnings and net earnings may vary from quarter to quarter and could be significantly impacted by a number of factors, including:

•                  Possible delays or shortages in component supplies;

•                  The ability to accurately forecast demand in order to properly align the purchase of components and the appropriate level of manufacturing capability;

•                  Price and product competition, which may result in lower selling prices for some of our products or lost market share;

•                  Price and demand pressure on our products from our customers as they experience pressure in their businesses;

•                  Potential commoditization and saturation in certain markets;

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The securing of channel slots for new products and the timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  Product mix of our sales.  Our products have different gross margins — for example the embedded module product line has lower gross margins than the higher margin rugged mobile product line;

•                  The amount of inventory held by our channel partners;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible product quality or factory yield issues that may increase our cost of goods sold;

•                  Possible increased inventory levels;

•                  Possible fluctuations in certain foreign currencies relative to the US dollar;

•                  Concentration in our customer base; and

•                  The achievement of milestones related to our professional services contracts.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues, gross margin and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and/or loss of business with resulting reduced revenues and gross margins.

The wireless communications industry is highly competitive and we expect competition to increase and intensify. More established and larger companies with different business models, strong brands and greater financial, technical and marketing resources sell products that compete with ours and we expect this competition to intensify. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes and introduce new products before we do, or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing, more desired or better quality features or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, we may lose customer orders and market share and we may need to reduce the price of our products, resulting in reduced revenue and reduced gross margins.

The loss of any of our significant customers could adversely affect our revenue and profitability, and therefore shareholder value.

We sell our products through network carriers, resellers and OEMs and we are dependent on a limited number of customers for a significant portion of our revenues.  Most of these network carriers, resellers and OEMs also sell products of our competitors.  Accordingly, our business and future success depends on our ability to maintain and build on existing relationships and develop new relationships with network carriers, resellers and OEMs.  If any of these customers, for any reason, discontinues their relationship with us or reduces or postpones current or expected purchase orders for products, or suffers from business failure, our revenues and profitability could decline, perhaps materially.  We expect that a limited number of customers will account for a significant portion of our revenues for the foreseeable future.

In the year ended December 31, 2009, two customers individually accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 40% of our revenue.  In the year ended December 31, 2008, these same two customers individually accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 53% of our revenue.  In the last three fiscal years, there have been two different customers that individually accounted for more than 10% of our revenues.

In addition, our current customers purchase our products under purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of current purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

We may infringe on the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive assertions or claims from third parties alleging that our products violate or infringe their intellectual property rights.  We may be subject to these claims directly or through indemnities against these claims which we have provided to certain customers.  Activity in this area by third parties, particularly those with tenuous claims, is increasing, resulting in us taking a more aggressive defensive approach, which may result in increased litigation.  Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•            We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

We license technology, intellectual property and software from third parties for use in our products and from time to time may be required to license additional intellectual property.  In some cases, these licenses provide us with certain pass-through rights for the use of other third party intellectual property. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

We depend on single source suppliers for some components used in our products and if these suppliers are unable to meet our demand the availability of our products may be materially adversely affected.

Our products are comprised of components some of which are procured from single source suppliers, including where we have licensed certain software embedded in a component.  From time to time, certain components used in our products have been, and may be, in short supply worldwide and shortages in allocation of components may result in delay in filling orders from our customers, which may adversely affect our business.  In addition, our single source suppliers may experience damage or interruption in their operations, become insolvent or bankrupt, or experience claims of infringement, all of which could delay or stop their shipment of components to us, which may adversely affect our business.  Alternate sources of components may not be available.  If there is a shortage of any such components and we cannot obtain an appropriate substitute, we may not be able to deliver sufficient quantities of our products, we may lose business or customers and our revenue may be materially adversely affected.

We depend on a limited number of third parties to purchase certain components and manufacture our products. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the purchase of certain components and the manufacturing of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner at a reasonable cost. We currently rely on two manufacturers, either of whom may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers subjects us to a number of risks, including the following:

•    The absence of guaranteed or adequate manufacturing capacity;

•    Reduced control over delivery schedules, production levels, manufacturing yields, costs and quality;

•    Their inability to secure adequate volumes of components in a timely manner at a reasonable cost; and

•    Unexpected increases in manufacturing costs.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

Under our manufacturing agreements, in many cases we are required to place binding purchase orders with our manufacturers well in advance of our receipt of binding purchase orders from our customers.  In this situation, we consider our customers’ good faith, non-binding forecasts of demand for our products.  As a result, if the number of actual products ordered by our customers is materially different from the number of products we have instructed our manufacturer to build (and purchase components in respect of), then, if too many components have been purchased by our manufacturer, we may be required to purchase such excess component inventory, or, if an insufficient number of components have been purchased by our manufacturer, we may not be in a position to meet all of our customers’ requirements.  If we are unable to successfully manage our inventory levels and respond to our customers’ purchase orders based on their forecasted quantities, our business could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer requirements, which could cause us to be unable to recover our research and development expenses and our revenue could decline.

The wireless communications industry is subject to rapid technological change. Our business and future success will depend, in part, on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, preferences and requirements. Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner;

•    The ability of third parties to complete and deliver on outsourced product development engagements; and

•    Our ability to design and manufacture products at an acceptable cost and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and may result in a decrease in the market price for our shares.

We develop products to meet our customers’ requirements.  Original equipment manufacturer customers award design wins for the integration of wide area wireless embedded modules on a platform by platform basis.  Current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar, Euro and Australian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada, the Euro primarily through our recent acquisition of Wavecom in Europe and the Australian dollar through sales to certain customers. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars, however, some of our operating costs are still incurred in Canadian dollars, primarily those relating to marketing, administration and a portion of our research and development. Given the fluctuations in the Canadian dollar relative to the United States dollar, our operating results may be negatively impacted. Wavecom has significant revenue and costs denominated in Euro and certain of our product sales are denominated in Australian dollars, resulting in increased exposure to currency fluctuations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We rely on certain internal processes, networks and systems to efficiently operate and report on our business

Failure of these internal processes, networks or systems could negatively impact our ability to operate or accurately report on our business.

Acquisitions of companies or technologies, including our acquisition of Wavecom, may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations.  On February 27, 2009, we completed our acquisition of Wavecom.  Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the companies;

•            Possible use of cash to support the operations of an acquired business;

•            Possible increase in foreign exchange translation risk depending on the denomination of the revenue and expenses of the acquired business;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            The incurrence of amortization expenses;

•            As a result of the growth of our company, we may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution and/or the issuance of securities.  As a result, our share price may decline; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

Continued difficult market conditions could adversely affect our revenue and profitability.

A significant portion of our business is in the U.S. and we are particularly exposed to the downturns in the U.S. economy.  With our acquisition of Wavecom, we have a larger portion of our business based in Europe and will have increased exposure to the market conditions in Europe.  The market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.  If the resulting economic pressure on our customers causes them to end their relationship with us, reduce or postpone current or expected purchase orders for our products, or suffer from business failure, our revenues and profitability could decline, perhaps materially.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•            Undetected misappropriation of our intellectual property;

•            The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•            Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

We have been subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

We depend on wireless network carriers to offer acceptable wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. Our business and future growth depends, in part, on the successful deployment by network carriers of next generation wireless data and voice networks and the network carriers’ ability to grow their subscriber base.  If these network carriers delay the deployment or expansion of next generation networks or fail to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.